

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Brian Mitts
President and Chief Financial Officer
Vinebrook Homes Trust, Inc.
300 Crescent Court, Suite 700
Dallas, TX 75201

      Re: Vinebrook Homes Trust, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Form 10-K for the fiscal year ended December 31, 2022
          File No. 000-56274

Dear Brian Mitts:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction